Filed Pursuant to General Instruction II.L of Form F-10;
File No. 333-155590

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement, together with the short form base shelf prospectus dated December 1, 2008  to which it relates, as amended or supplemented, and each document deemed to be incorporated by reference into the accompanying short form base shelf prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this prospectus supplement from documents filed with the securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary at 2288 - 1177 West Hastings Street, Vancouver, B.C. V6E 2K3, Telephone: (604) 687-6263 and are also available electronically at the Company’s profile at www.sedar.com. See “Documents Incorporated by Reference”.

PROSPECTUS SUPPLEMENT
To Short Form Base Shelf Prospectus Dated December 1, 2008

New Issue	December 4, 2008

MINEFINDERS CORPORATION LTD.

C$40,020,000
9,200,000 Units

Minefinders Corporation Ltd. (“we” or the “Company”) is hereby qualifying for distribution 9,200,000 units (the “Units”) at a price of C$4.35 per Unit. Each Unit consists of one common share of the Company (a “Common Share”) and one-half of one Common Share purchase warrant (a “Warrant”). Each whole Warrant will entitle the holder to purchase one Common Share at a price of C$5.00 at any time on or prior to December 31, 2011. The Common Shares and the Warrants comprising the Units will separate immediately on the closing of this offering.

The Common Shares of the Company are listed on the Toronto Stock Exchange (“TSX”) under the symbol “MFL” and on NYSE Alternext US LLC (“NYSE Alternext”), formerly the American Stock Exchange, under the symbol “MFN”. The TSX has conditionally approved the listing of the Common Shares, the Common Shares issuable upon exercise of the Warrants, and the listing of the Warrants. The Company has submitted a listing application with the NYSE Alternext applying for the listing of the Common Shares and the Common Shares issuable upon exercise of the Warrants (the “Warrant Shares”). Listing is subject to the Company fulfilling all of the requirements of NYSE Alternext and the TSX on or before December 11, 2008, including, in the case of the Warrants, distribution of the Warrants to a minimum number of public security holders. The Company anticipates that the Warrants will be listed on the TSX under the symbol “MFL.WT.” On December 3, 2008, the closing sale price of the Common Shares on NYSE Alternext and the TSX was U.S.$3.25 and C$3.96 per share, respectively. The offering price of the Units was determined by negotiation between the Company and Scotia Capital Inc., BMO Nesbitt Burns Inc. and Salman Partners Inc. (the “Underwriters”).  The Underwriters may offer the Units at a price lower than the price indicated above.  See “Plan of Distribution”.

Investing in the Units involves risks that are described in the “Risk Factors” section beginning on page 3 of the short form base shelf prospectus.

Price: C$4.35 per Unit

	Price to Public (1)	Underwriters’ Fee (2)	Net Proceeds to the Company (3)
Per Unit	C$4.35	C$0.2175	C$4.1325
Total (4)	C$40,020,000	C$2,001,000	C$38,019,000

(1)   The public offering price for the Units offered in Canada is payable in Canadian dollars and the public offering price for the Units offered in the United States is payable in U.S. dollars at the U.S. dollar equivalent of the Canadian dollar public offering price based on the prevailing exchange rate on the date of the pricing of the offering. The Canadian dollar amount of the offering is C$4.35 per Unit.

(2)   The Company has agreed to pay to the Underwriters a commission of 5% of the aggregate gross proceeds or C$0.2175 per Unit. See “Plan of Distribution”.

(3)   After deducting the underwriting commission, but before deducting the expenses of the offering, which are estimated at C$450,000.

(4)   The Company has granted the Underwriters an over-allotment option, exercisable for 30 days from the date of the closing of the offering, to purchase up to an additional 1,380,000 Units, at the public offering price, less the underwriting commission, to cover over-allotments. If the over-allotment option is exercised in full, the total price to the public, Underwriters’ fee and net proceeds before expenses to the Company will be C$46,023,000, C$2,301,150 and C$43,721,850, respectively. This prospectus supplement and the accompanying short form base shelf prospectus also qualify the distribution of the over-allotment option and any Common Shares or Warrants that may be delivered upon the exercise of the over-allotment option. See “Plan of Distribution”.

Scotia Capital Inc. is a wholly-owned subsidiary of The Bank of Nova Scotia a creditor of the Company. We are therefore a connected issuer of Scotia Capital Inc. under applicable securities legislation. See “Plan of Distribution”.

Underwriters’ Position	Maximum Size	Exercise Period	Exercise Price
Over-Allotment Option	1,380,000 Units	Exercisable at the sole discretion of the Underwriters at any time up to 30 days after closing	C$4.35 per Unit

The Underwriters, as principals, conditionally offer the Units, subject to prior sale, if, as and when issued by the Company, and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution” and subject to the passing upon of certain legal matters on behalf of the Company by Stikeman Elliott LLP, with respect to Canadian legal matters, and by Dorsey & Whitney LLP, with respect to U.S. legal matters, and on behalf of the Underwriters by Blake, Cassels & Graydon LLP, with respect to Canadian legal matters, and by Shearman & Sterling LLP, with respect to U.S. legal matters. The Units will be offered in the United States and Canada through the Underwriters either directly or through their respective United States or Canadian dealer affiliates or agents, as applicable.

After the initial offering, the offering price may be changed by the Underwriters as described under “Plan of Distribution”.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that certificates representing the Common Shares and Warrants will be available for delivery at closing, which is expected to occur on or about December 11, 2008, or such other date as may be agreed upon. The Underwriters may, in connection with this offering, effect transactions which stabilize or maintain the market price of the Common Shares or the Warrants at levels which might not prevail in the open market. See “Plan of Distribution”.

This prospectus supplement registers the offering of the securities to which it relates under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), in accordance with the multi-jurisdictional disclosure system adopted by the U.S. Securities and Exchange Commission (the “SEC”).

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING SHORT FORM BASE SHELF PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

We are permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this prospectus supplement and the accompanying short form base shelf prospectus in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from those of the United States. We have prepared our financial statements included or incorporated herein by reference in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards. Thus, they may not be comparable to the financial statements of United States companies. Information regarding the impact upon our financial statements of significant differences between Canadian and United States generally accepted accounting principles is contained in Note 14 to our audited financial statements for the year ended December 31, 2007 and in Note 11 to our unaudited financial statements for the three and nine month period ended September 30, 2008, as filed in our Current Report on Form 6-K dated November 17, 2008, both of which are incorporated by reference in this prospectus supplement and the accompanying short form base shelf prospectus.

You should be aware that the purchase of Units may have tax consequences both in the United States and in Canada. This prospectus supplement and the accompanying short form base shelf prospectus may not describe these tax consequences fully for investors. You should read the tax discussion in this prospectus supplement. See “Income Tax Considerations” in this prospectus supplement.

Your ability to enforce civil liabilities under United States federal securities laws may be affected adversely by the fact that we are incorporated under the laws of Canada, the majority of our officers and directors and some of the experts named in this prospectus supplement and accompanying short form base shelf prospectus are residents of Canada, and a substantial portion of our assets and the assets of such persons are located outside the United States.

IMPORTANT NOTICE ABOUT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the Units being offered and also adds to and updates information contained in the accompanying short form base shelf prospectus.  The second part, the accompanying short form base shelf prospectus, gives more general information, some of which may not apply to the Units being offered under this prospectus supplement.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying short form base shelf prospectus.  If the description of the Units or their constituent parts varies between this prospectus supplement and the accompanying short form base shelf prospectus, you should rely on the information in this prospectus supplement.  We have not authorized anyone to provide you with different or additional information.  We are not making an offer of the Units in any jurisdiction where the offer is not permitted by law.  If anyone provides you with any different or inconsistent information, you should not rely on it.  You should not assume that the information contained in or incorporated by reference in this prospectus supplement or the accompanying short form base shelf prospectus is accurate as of any date other than the date on the front of this prospectus supplement.

DEFINITIONS AND OTHER MATTERS

In this prospectus supplement, all capitalized terms used and not otherwise defined herein have the meanings provided in the short form base shelf prospectus. All currency amounts in this prospectus supplement are stated in Canadian dollars, unless otherwise indicated.

This prospectus supplement is part of a registration statement on Form F-10 relating to the Units that we filed with the SEC.  This prospectus supplement does not contain all of the information contained in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC.  You should refer to the registration statement and the exhibits to the registration statement for further information with respect to us and the Units.

We prepare our financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ from United States generally accepted accounting principles (“U.S. GAAP”).  Therefore, our financial statements incorporated by reference in this prospectus supplement and in the accompanying short form base shelf prospectus and in the documents incorporated by reference in this prospectus supplement and in the accompanying short form base shelf prospectus may not be comparable to financial statements prepared in accordance with U.S. GAAP.  You should refer to Note 14 of our financial statements for the year ended December 31, 2007 for a discussion of the principal differences between our financial results determined under Canadian GAAP and under U.S. GAAP.  For our financial statements as at and for the three and nine months ended September 30, 2008, you should refer to our reconciliation of our financial statements as at and for the three and nine months ended September 30, 2008 to U.S. GAAP contained in Note 11 to those financial statements, furnished to the SEC on the Company’s Current Report on Form 6-K dated November 17, 2008 and incorporated into this prospectus supplement by reference.  See “Documents Incorporated by Reference”.

This prospectus supplement is deemed to be incorporated by reference into the accompanying short form base shelf prospectus solely for the purposes of the offering of the Units.  Other documents are also incorporated or deemed to be incorporated by reference into this prospectus supplement and into the accompanying short form base shelf prospectus.  See “Documents Incorporated by Reference” in this prospectus supplement.

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the documents incorporated by reference herein contain certain “forward-looking statements” and “forward-looking information” as defined under applicable Canadian and U.S. securities laws. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” or “continue” or the negative thereof or variations thereon or similar terminology. Forward-looking statements are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Certain of the statements made herein by the Company, including those related to future financial and operating performance and those related to the Company’s future exploration and development activities, are forward-looking and subject to important risk factors and uncertainties, both known and unknown, many of which are beyond the Company’s ability to control or predict. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Those factors are described or referred to in the section entitled “Risk Factors” in the accompanying short form base shelf prospectus, under the heading “Risk Factors” of the Company’s annual information form for the year ended December 31, 2007 (the “AIF”) and under the heading “Risks and Uncertainties” of Minefinders’ Management’s Discussion and Analysis for the year ended December 31, 2007, both of which are incorporated by reference herein, and are available on SEDAR at www.sedar.com.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Recent unprecedented events in global financial and credit markets have resulted in high market and commodity volatility and contraction in credit markets. These on-going events could impact forward-looking statements contained in this prospectus supplement and in the documents incorporated herein by reference in an unpredictable and possibly detrimental manner. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements made in a document incorporated by reference in this prospectus supplement and the accompanying short form base shelf prospectus are made as at the date of the original document, and have not been updated by the Company except as expressly provided for in this prospectus supplement. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

OFFERING

The following summary contains basic information about this offering and is not intended to be complete. It does not contain all the information that is important to you. You should carefully read this entire prospectus supplement, the accompanying short form base shelf prospectus and the documents incorporated by reference herein and therein before making an investment decision. Unless otherwise indicated, the information in this prospectus supplement assumes that the Underwriters will not exercise their over-allotment option to purchase additional Units.

Issuer	Minefinders Corporation Ltd.

Securities offered

9,200,000 units (the “Units”). Each Unit consists of one common share of the Company (a “Common Share”) and one-half of one Common Share purchase warrant (a “Warrant”). Each whole Warrant will entitle the holder to purchase one Common Share at a price of C$5.00 at any time on or prior to December 31, 2011.

Issue Price	C$4.35 per Unit.

Warrant exercise price	C$5.00

Warrant expiration date	December 31, 2011.

Common Shares outstanding before this offering (1)	49,806,956 Common Shares.

Common Shares outstanding after this offering (1)	63,606,956 Common Shares if all of the Warrants offered hereby are exercised. If the over-allotment option is exercised in full and all of the Warrants offered hereby and thereby are exercised, 65,676,956 Common Shares will be outstanding after this offering.

Over-allotment option

The Underwriters have been granted an over-allotment option to purchase up to 1,380,000 additional Units at the public offering price set forth on the cover of this prospectus supplement. The over-allotment option is exercisable for 30 days from the date of this prospectus supplement.

Use of proceeds

The Company estimates that the net proceeds of this offering (before expenses) will be approximately C$38,019,000 (approximately C$43,721,850 if the Underwriters exercise their over-allotment option in full). Assuming that all of the Warrants are exercised prior to the December 31, 2011 and that no adjustment based on the anti-dilution provisions contained in the indenture governing the Warrants has taken place, the net proceeds to the Company will be approximately C$23,000,000. If the over-allotment option is exercised in full the total net proceeds to the Company from the exercise of the Warrants will be approximately C$26,450,000. The net proceeds from the offering and the exercise of Warrants will be used to fund the development of underground operations. In addition, certain of the proceeds may be used for general corporate purposes, including possible acquisitions. The Company may also use the net proceeds for the repayment of indebtedness.

Stock exchange symbols

The Common Shares of the Company are listed on the Toronto Stock Exchange (“TSX”) under the symbol “MFL” and on NYSE Alternext US LLC (“NYSE Alternext”), formerly the American Stock Exchange, under the symbol “MFN”. The Company anticipates that the Warrants will be listed on the TSX under the symbol “MFL.WT.”

Risk factors	See “Risk Factors” beginning on page 3 of the accompanying short form base shelf prospectus for a discussion of factors you should carefully consider before deciding to invest in the Units.

(1) Based on Common Shares outstanding as of December 4, 2008. This figure excludes: (i) Common Shares issuable on the conversion of US$85 million of 4.5% unsecured convertible senior notes (the “Notes”) maturing December 15, 2011, incurring a 3.5% underwriter’s fee and other expenses, aggregating US$3,451 for net proceeds of US$81,549.  The Notes are convertible into Common Shares at a ratio of 91.9118 Common Shares per $1,000 note (a conversion price of approximately US$10.88 per Common Share), or 7,812,500 Common Shares in aggregate; and (ii) 3,958,000 options to purchase Common Shares in the Company outstanding as at December 4, 2008, exercisable for up to five years from the dates of grant at prices ranging from C$5.64 to C$12.53.

PLAN OF DISTRIBUTION

Pursuant to an underwriting agreement dated December 4, 2008 (the “Underwriting Agreement”), we have agreed to sell and the Underwriters have agreed to purchase on December 11, 2008, or such date as may be agreed upon, subject to the terms and conditions stated in the Underwriting Agreement, all but not less than 9,200,000 Units at a price of C$4.35 per Unit, payable in cash to the Company against delivery of such Units. The obligations of the Underwriters under the Underwriting Agreement may be terminated upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Units if any Units are purchased under the Underwriting Agreement.  The Underwriters propose to offer the Units initially to the public at the offering price set forth on the face page of this prospectus supplement.  After the Underwriters have made a reasonable effort to sell all of the Units at the price specified herein, the offering price may be decreased and further changed from time to time to an amount not greater than the offering price specified herein.

The Underwriting Agreement also provides that the Company will indemnify the Underwriters and their respective affiliates and their respective directors, officers, employees, shareholders, agents and certain persons who control the Underwriters against certain liabilities and expenses, including liabilities under the U.S. Securities Act.

We have granted to the Underwriters the option to purchase up to an additional 1,380,000 Units at the offering price hereunder, exercisable at any time up to thirty days after closing of the offering.

The Underwriting Agreement provides that the Underwriters will be paid a fee equal to C$0.2175 for each Unit sold.

Pursuant to policy statements of certain Canadian securities regulators, the Underwriters may not, throughout the period of distribution, bid for or purchase Common Shares or Warrants. The foregoing restriction is subject to certain exceptions for bids or purchases made through the facilities of the TSX, in accordance with the Universal Market Integrity Rules of Market Regulation Services Inc., including, (a) market stabilization or market balancing activities on the TSX where the bid for or purchase of the Common Shares or Warrants is for the purpose of maintaining a fair and orderly market in the Common Shares or Warrants, subject to price limitations applicable to such bids or purchases, (b) a bid or purchase on behalf of a client, other than certain prescribed clients, provided that the client’s order was not solicited by the Underwriters, or if the client’s order was solicited, the solicitation occurred before the commencement of a prescribed restricted period, and (c) a bid or purchase to cover a short position entered into prior to the commencement of a prescribed restricted period.

Until the distribution of the Units is completed, SEC rules may limit the Underwriters from bidding for and purchasing Common Shares and Warrants. However, the Underwriters may engage in transactions that stabilize the price of the Common Shares and Warrants, such as bids or purchases to peg, fix or maintain that price.

If the Underwriters create a short position in the Units in connection with this offering, i.e., if they sell more Units than are listed on the cover of this prospectus supplement, the Underwriters may reduce that short position by purchasing Common Shares and Warrants in the open market. The Underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Purchases of Common Shares or Warrants to stabilize the price or to reduce a short position may cause the price of the Common Shares or Warrants to be higher than it might be in the absence of such purchases.

Neither we nor the Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Shares or Warrants. In addition, neither we nor the Underwriters make any representation that the Underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

It is a condition of closing of the offering that the Company has filed with the SEC a prospectus supplement registering the offering of the Common Shares issuable from time to time on the exercise of the Warrants.

Scotia Capital Inc. is a wholly-owned subsidiary of The Bank of Nova Scotia, a creditor of the Company. We are therefore a connected issuer of Scotia Capital Inc. under applicable securities legislation. The amount of the Company’s indebtedness to The Bank of Nova Scotia under a revolving credit facility is C$60,000,000 (the “Credit Facility”). The Company is in compliance with the terms of the agreement governing the Credit Facility. The Company has provided security to The Bank of Nova Scotia in respect of the Credit Facility by way of a pledge of the shares in its United States and Mexican subsidiaries and its assets at the Dolores mine. The carrying value of the pledged assets (comprising supply inventories, mineral property, plant and equipment at the Dolores mine) as at September 30, 2008 totalled $211,234,000. The value of the security has not changed since the indebtedness to The Bank of Nova Scotia was incurred other than with respect to additional development, equipment purchases and capitalized commissioning costs. The Credit Facility has been used for the construction and commissioning of the Dolores mine. The financial position of the Company is as described in the management’s discussion and analysis dated November 6th, 2008. Payments of principal under the Credit Facility are not due until maturity. Cash flows from the Dolores mine are expected to meet those principal payments. Management may or may not use proceeds from the offering to pay down the Credit Facility and may or may not decide to re-draw under the Credit Facility. All of the Underwriters other than Scotia Capital Inc. are independent underwriters under applicable securities legislation.  BMO Nesbitt Burns Inc. was involved in all of the structuring, pricing and due diligence conducted in connection with this offering.

DETAILS OF THIS OFFERING

This offering consists of 9,200,000 Units (without giving effect to the exercise, if any, of the over-allotment option), each Unit consisting of one Common Share and one-half of a Warrant. Each whole Warrant will entitle the holder to purchase one Common Share. The Common Shares and the Warrants will mandatorily separate after the closing of this offering. Set forth below is a summary of the material attributes and characteristics of the Common Shares and Warrants.

Common Shares

Please see the section headed “Description of Share Capital - Common Shares” in the accompanying short form base shelf prospectus.

Warrants

The Warrants will be issued in registered form under, and will be governed by, an indenture to be dated as of the date of the closing of this offering (the “Warrant Indenture”) between the Company, and Computershare Trust Company of Canada as warrant agent. Each whole Warrant will entitle the holder to purchase one Common Share at an exercise price of C$5.00 subject to adjustment as described below. The Warrants will expire if not exercised prior to 5:00 p.m. (Vancouver time) on December 31, 2011. The Common Shares underlying the Warrants, when issued upon exercise of the Warrants, will be fully paid and non-assessable, and the Company will pay any transfer tax incurred as a result of the issuance of the underlying Common Shares except for any tax payable in respect of any transfer in a name other than the holders’.

The Warrants contain provisions for cashless exercise in certain limited circumstances, as described below, and there is no minimum or maximum amount that may be exercised at any one time. The Warrants may be transferred or assigned. The Company may require payment of a sum sufficient to cover any taxes or governmental or other charges that may be imposed in connection with any registration of transfer or exchange of a Warrant certificate.

The Warrant Indenture will provide for adjustment in the number of Common Shares issuable upon the exercise of the Warrants and/or the exercise price per Common Share upon the occurrence of certain events, including:

(a)                                 the issuance of Common Shares or securities exchangeable for or convertible into Common Shares at no additional cost to all or substantially all of the holders of the Common Shares by way of a stock dividend or other distribution;

(b)                                the subdivision, redivision or change of the Common Shares into a greater number of shares;

(c)                                 the reduction, combination or consolidation of the Common Shares into a lesser number of shares;

(d)                                the issuance to all or substantially all of the holders of the Common Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase Common Shares, or securities exchangeable for or convertible into Common Shares, at a price per Common Share to the holder (or at an exchange or conversion price per Common Share) of less than 95% of the “Current Market Price”, as defined in the Warrant Indenture, for the Common Shares on such record date; and

(e)                                 the issuance or distribution to all or substantially all of the holders of Common Shares of securities of the Company (including securities exchangeable for or convertible into Common Shares), or other property or assets of the Company.

The Warrant Indenture will also provide for adjustment in the class and/or number of securities issuable upon the exercise of the Warrants and/or exercise price per Common Share in the event of the following additional events:

(a)                                 re-classification of the Common Shares (other than as described above);

(b)                                consolidation, amalgamations, arrangements or mergers of the Company with or into any other corporation or other entity (other than consolidations, amalgamations, arrangements or mergers which do not result in any reclassification of the outstanding Common Shares or a change of the Common Shares into other shares); or

(c)                                 the transfer of the property or assets of the Company as an entirety or substantially as an entirety to another corporation or entity (other than transfers of the property or assets of the Company which do not result in any reclassification of the outstanding Common Shares or a change of the Common Shares into other shares).

No adjustment to the exercise price or the number of Common Shares purchasable upon the exercise of the Warrants will be required to be made unless the cumulative effect of such adjustment or adjustments would result in a change of at least 1% in the prevailing exercise price or a change in the number of Common Shares purchasable upon exercise by at least one one-hundredth of a Common Share, as the case may be.

The Company will also covenant in the Warrant Indenture that, during the period in which the Warrants are exercisable, it will give notice to each registered holder of Warrants of certain stated events, including events that would result in an adjustment to the exercise price for the Warrants or the number of Common Shares issuable upon exercise of the Warrants, at least 14 days prior to the record date or effective date, as the case may be, of such event.

The Company is not required to issue fractional shares upon the exercise of the Warrants (and is not required to pay cash in lieu of the issuance of fractional shares). The holders of the Warrants will not possess any rights as shareholders of the Company until such holders exercise the Warrants.

For the life of the Warrants, subject to their terms, the holders of the Warrants have the opportunity to profit from a rise in the market price of the Common Shares without assuming the risk of ownership of the underlying Common Shares. Furthermore, the terms on which the Company obtains additional capital during the life of the Warrants may be adversely affected by the existence of these Warrants.

From time to time, the Company and the warrant agent, without the consent of the holders of Warrants, may amend or supplement the Warrant Indenture for certain purposes, including curing defects or inconsistencies or making any change that, in the opinion of the warrant agent, does not prejudice the rights of the warrant agent or the holders of the Warrants. In accordance with and subject to the terms of the Warrant Indenture, amendments or supplements to the Warrant Indenture that so prejudice the interests of the holders of the Warrants may only be made by “extraordinary resolution”, which will be defined in the Warrant Indenture as a resolution either (i) passed at a meeting of the holders of Warrants at which there are holders of Warrants present in person or represented by proxy representing at least 25% of the aggregate number of Common Shares which may be acquired pursuant to all the then outstanding Warrants, and passed by the affirmative vote of holders of Warrants representing not less than 66 2/3% of the votes cast upon such resolution; or (ii) adopted by an instrument in writing signed by the holders of Warrants entitled to acquire not less than 66 2/3% of the aggregate number of Common Shares which may be acquired pursuant to all the then outstanding Warrants.

The Company has filed a short form base shelf prospectus with the securities regulatory authorities in each of the provinces and territories of Canada (other than the province of Quebec) and a registration statement on Form F-10 (the “Registration Statement”) with the SEC, which contains the accompanying short form base shelf prospectus, each relating to the offering by the Company from time to time during the next 25 months of up to US$200,000,000 of Common Shares, Warrants, share purchase contracts, and subscription receipts. It is a condition of the closing of this offering that the Company has filed with the SEC a prospectus supplement regarding the offering of Common Shares issuable from time to time upon the exercise of the Warrants. The Company has agreed to use its reasonable best efforts to maintain the Registration Statement or another registration statement relating to these Common Shares effective until the earlier of the expiration date of the Warrants and the date on which no Warrants remain outstanding (provided, however, that nothing shall prevent the amalgamation, arrangement, merger or sale of the Company, including any take-over bid, and any associated delisting or deregistration or ceasing to be a reporting issuer, provided that, so long as the Warrants are still outstanding and represent a right to acquire securities of the acquiring company, the acquiring company shall assume the Company’s obligations under the Warrant Indenture). If no such registration statement is effective, no person in the United States or U.S. person or person holding Warrants for the account or benefit of a person in the United States or a U.S. person will be permitted to exercise Warrants, unless an exemption from the registration requirements of the U.S. Securities Act is available. During any such period any person in the United States or U.S. person or person holding Warrants for the account or benefit of a person in the United States or a U.S. person may give notice to the Company of their desire to exercise the Warrants at which time the Company will, at its sole discretion, either (i) redeem the Warrants held by them for a redemption price equal to the difference between the current market price (as applicable) per Common Share and the exercise price, multiplied by the number of Common Shares otherwise issuable upon the exercise of the Warrants or (ii) permit the cashless exercise of the Warrants and issue such number of Common Shares calculated pursuant to the provisions of the Warrant Indenture, provided that such Common Shares shall not be subject to any transfer restrictions in the United States or Canada (provided, however, that nothing shall prevent the amalgamation, arrangement, merger or sale of the Company, including any take-over bid, and any associated delisting or deregistration or ceasing to be a reporting issuer, provided that, so long as the Warrants are still outstanding and represent a right to acquire securities of the acquiring company, the acquiring company shall assume the Company’s obligations under the Warrant Indenture). If no such registration statement is effective, the Company will notify the warrant agent in accordance with the provisions of the Warrant Indenture.

The TSX has conditionally approved the listing of the Common Shares, the Common Shares issuable upon exercise of the Warrants and the listing of the Warrants, subject to the Company fulfilling all of the requirements of the TSX on or before March 1, 2009, including, in the case of the Warrants, distribution to a minimum number of public security holders. The Company has submitted a listing application with the NYSE Alternext applying for the listing of the Common Shares and the Common Shares issuable upon exercise of the Warrants. All of the foregoing statements are subject to the more detailed provisions of the Warrant Indenture.

USE OF PROCEEDS

The Company estimates that the net proceeds of this offering (before expenses) will be approximately C$38,019,000 (approximately C$43,721,850 if the Underwriters exercise their over-allotment option in full). Assuming that all of the Warrants are exercised prior to December 31, 2011 and that no adjustment based on the anti-dilution provisions contained in the indenture governing  the Warrants has taken place, the net proceeds to the Company will be approximately C$23,000,000. If the over-allotment option is exercised in full the total net proceeds to the Company from the exercise of the Warrants will be approximately C$26,450,000. The net proceeds from the offering and the exercise of Warrants will be used to fund the development of underground operations. In addition, certain of the proceeds may be used for general corporate purposes, including possible acquisitions. The Company may also use the net proceeds for the repayment of indebtedness.

INCOME TAX CONSIDERATIONS

Canadian Federal Income Tax Considerations

In the opinion of Stikeman Elliott LLP, counsel to the Company, and Blake, Cassels & Graydon LLP, counsel to the Underwriters, the following is a summary of the principal Canadian federal income tax consequences generally applicable to purchasers who acquire Units consisting of Common Shares and Warrants pursuant to this offering.

This summary only applies to beneficial owners of Common Shares and Warrants who at all relevant times deal at arm’s length and are not affiliated with the Company for the purposes of the Income Tax Act (Canada) (the “Tax Act”) (each a “Holder”).

This summary is based upon: (i) the current provisions of the Tax Act and the regulations thereunder (the “Regulations”) in force as of the date hereof; (ii) all specific proposals (the “Proposed Amendments”) to amend the Tax Act or the Regulations that have been publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date hereof; (iii) the current provisions of the Canada-United States Tax Convention (1980) (the “Convention”); (iv) the protocol to the Convention signed on September 21, 2007 (the “Protocol” and together with the Proposed Amendments, the “Proposals”), and (v) counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”). No assurance can be given that the Proposals will be enacted, ratified or otherwise implemented in their current form, if at all. If the Proposals are not enacted, ratified or otherwise implemented as presently proposed, the tax consequences may not be as described below in all cases. This summary does not otherwise take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action, nor does it take into account tax laws of any province or territory of Canada or of any jurisdiction outside of Canada. Subject to certain exceptions that are not discussed in this summary, for the purposes of the Tax Act, all amounts must be determined in Canadian dollars based on the daily noon rate as quoted by the Bank of Canada for the applicable day (or, if there is no such rate quoted for the applicable day, the closest preceding day for which such a rate is quoted) or such other rate of exchange that is acceptable to the CRA. Holders who determine or wish to determine amounts for the purposes of the Tax Act in a currency other than the Canadian dollar should consult their own tax advisors in this regard.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Accordingly, Holders should consult their own tax advisors with respect to their particular circumstances.

Holders Resident in Canada

The following section of this summary applies to Holders who at all relevant times: (i) are or are deemed to be resident in Canada for purposes of the Tax Act; (ii) hold their Common Shares and Warrants as capital property; and (iii) do not use or hold and are not deemed to use or hold such Common Shares and Warrants in connection with a business carried on in Canada (each a “Canadian Holder”). Common Shares and Warrants will generally be considered to be capital property to a Canadian Holder unless they are held in the course of carrying on a business of trading or dealing in securities or were acquired in one or more transactions considered to be an adventure in the nature of trade. Canadian Holders whose Common Shares might not otherwise qualify as capital property may be entitled to make the irrevocable election provided by subsection 39(4) of the Tax Act to have the Common Shares and every other “Canadian security” (as defined in the Tax Act) owned by such Canadian Holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. Such election is not available in respect of Warrants.

This summary is not applicable to a Canadian Holder: (i) that is a “financial institution” within the meaning of section 142.2 of the Tax Act; (ii) that is a “specified financial institution” as defined in subsection 248(1) of the Tax Act; (iii) to whom proposed subsection 261(5) of the Tax Act applies; or (iv) an interest in which is, or for whom a Unit, Common Share or Warrant would be, a “tax shelter investment” for the purposes of the Tax Act. Such Canadian Holders should consult their own tax advisors.

Allocation of Unit Subscription Price

Canadian Holders who acquire Units will be required to allocate the subscription price paid for each Unit on a reasonable basis between the Common Share and the one-half Warrant comprising each Unit in order to determine their respective costs for the purposes of the Tax Act.

The Company has advised counsel that, of the C$4.35 subscription price for each Unit, it intends to allocate approximately C$3.60 to each Common Share and C$0.75 to each one-half Warrant and believes such allocation is reasonable. The Company’s allocation, however, is not binding on the CRA or on a Canadian Holder.

Exercise or Expiry of Warrants

No gain or loss will be realized by a Canadian Holder of a Warrant upon the exercise of such Warrant for a Common Share. When a Warrant is exercised, the Canadian Holder’s cost of the Common Shares acquired thereby will be equal to the adjusted cost base of the Warrant to such Canadian Holder, plus the amount paid on the exercise of the Warrant. The adjusted cost base of a Warrant will be equal to the portion of the Unit subscription price allocable to the Warrant. For the purpose of computing the adjusted cost base to a Canadian Holder of each Common Share acquired on the exercise of a Warrant, the cost of such Common Share must be averaged with the adjusted cost base of all of the Common Shares owned by such Canadian Holder at that time, in accordance with the detailed rules set out in the Tax Act.

The expiry of an unexercised Warrant will generally give rise to a capital loss equal to the adjusted cost base to the holder of such expired Warrant.

Dividends

A Canadian Holder of Common Shares will be required to include in computing its income for a taxation year any taxable dividends received or deemed to be received on such Common Shares. In the case of a Canadian Holder that is an individual (other than certain trusts), such taxable dividends will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations. Taxable dividends received from a taxable Canadian corporation which are designated by such corporation as “eligible dividends” will be subject to an enhanced gross-up and dividend tax credit regime in accordance with the rules in the Tax Act. In the case of a Canadian Holder that is a corporation, the amount of any such taxable dividend that is included in its income for a taxation year will generally be deductible in computing its taxable income for that taxation year.

The Tax Act also imposes a 33 l/3% refundable tax on dividends received by a corporation that is a “private corporation” or “subject corporation” for purposes of Part IV of the Tax Act to the extent that such dividends are deductible in computing the corporation’s taxable income. This tax will generally be refunded to the corporation at a rate of $1.00 for every $3.00 of taxable dividends paid while it is a private corporation.

Taxable dividends received by a Canadian Holder who is an individual (other than certain trusts) may result in such Canadian Holder being liable for alternative minimum tax under the Tax Act. Canadian Holders that are individuals should consult their own tax advisors in this regard.

Taxable Capital Gains and Losses

A Canadian Holder who disposes of or is deemed to have disposed of a Common Share or Warrant (other than a disposition arising on the exercise of a Warrant) will generally realize a capital gain (or capital loss) in the taxation year of the disposition equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base to the Canadian Holder of the Common Share or Warrant. One-half of any capital gain (a “taxable capital gain”) will be included in income for the taxation year of disposition. One-half of any capital loss (an “allowable capital loss”) may generally be deducted against taxable capital gains for the year of disposition, any of the three preceding taxation years or any subsequent taxation year, subject to detailed provisions of the Tax Act.

The amount of any capital loss realized on the disposition or deemed disposition of Common Shares by a Canadian Holder that is a corporation may in certain circumstances be reduced by the amount of dividends received or deemed to have been received by it on such Common Shares. Similar rules may apply where a Canadian Holder that is a corporation is a member of a partnership or beneficiary of a trust that owns Common Shares or where a partnership or trust of which a corporation is a member or a beneficiary is a member of a partnership or a beneficiary of a trust that owns Common Shares. Canadian Holders to whom these rules could potentially apply should consult their own tax advisors in this regard.

Capital gains realized by Canadian Holders who are individuals (other than certain trusts) may result in such Canadian Holders being liable for alternative minimum tax under the Tax Act. Canadian Holders that are individuals should consult their own tax advisors in this regard.

Additional Refundable Tax

A Canadian Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay a refundable tax of 6 2/3% on its “aggregate investment income” (as defined in the Tax Act) for the year, including taxable capital gains realized on the disposition of Common Shares or Warrants as well as dividends received or deemed to have been received on Common Shares (other than dividends that are deductible in computing such Canadian Holder’s taxable income).

Holders Resident in the United States

The following portion of this summary is generally applicable to Holders who: (i) are not and have never been residents or deemed residents of Canada for the purposes of the Tax Act; (ii) are residents of the United States for the purposes of, and are entitled to full benefits under, the Convention and the Protocol; (iii) hold their Common Shares and Warrants as capital property; and (iv) do not use or hold the Common Shares or Warrants in connection with carrying on a business in Canada (each a “United States Holder”). This summary does not apply to a United States Holder that carries on, or is deemed to carry on, an insurance business in Canada and elsewhere and such holders should consult their own tax advisers.

Allocation of Unit Subscription Price

The discussion above under the heading “Holders Resident in Canada - Allocation of Unit Subscription Price” is applicable to United States Holders.

Exercise or Expiry or Warrants

The discussion above under the heading “Holders Resident in Canada - Exercise or Expiry of Warrants” is applicable to United States Holders.

Dividends

Dividends paid or credited or deemed under the Tax Act to be paid or credited to a United States Holder will generally be subject to Canadian withholding tax at the rate of 15%. This rate is reduced to 5% in the case of a United States Holder that is a corporation that beneficially owns at least 10% of the voting stock of the Company.

Taxable Capital Gains and Losses

A United States Holder will not be subject to tax under the Tax Act in respect of any capital gain arising on a disposition or deemed disposition of Common Shares or Warrants unless the Common Shares or Warrants, as the case may be, constitute “taxable Canadian property” of the United States Holder within the meaning of the Tax Act and the United States Holder is not otherwise entitled to an exemption under the Convention. Generally, Common Shares and Warrants will not constitute taxable Canadian property of a United States Holder provided that: (i) the Common Shares are listed on a designated stock exchange (which currently includes the TSX) for the purposes of the Tax Act at the time of disposition; (ii) at no time during the 60 month period immediately preceding the disposition of the Common Shares or Warrants were 25% or more of the issued shares of any class or series of the capital stock of the Company owned by the United States Holder, by persons with whom the United States Holder did not deal at arm’s length, or by the United States Holder together with such persons; and (iii) the Common Shares are not otherwise deemed under the Tax Act to be taxable Canadian property.

A disposition or deemed disposition of Common Shares or Warrants by a United States Holder whose Common Shares or Warrants are taxable Canadian property and who is not entitled to an exemption under the Convention will give rise to a capital gain (or a capital loss) equal to the amount, if any, by which the proceeds of disposition, less the reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Common Shares or Warrants to the United States Holder at the time of the actual or deemed disposition. Generally, one-half of any capital gain realized will be required to be included in income as a taxable capital gain and taxed at applicable Canadian tax rates. One-half of any capital loss will be deductible, subject to certain limitations, against taxable capital gains in the year of disposition or the three preceding years or any subsequent year in accordance with the detailed provisions in the Tax Act. United States Holders to whom these rules may be relevant should consult their own tax advisors in this regard.

United States Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax considerations related to the purchase of Units and the ownership and disposition of our Common Shares, Warrants and Warrant Shares. This summary deals only with persons or entities that are “U.S. Holders” (as defined below), who purchase our Units in this offering and who hold our Units, Common Shares, Warrants or Warrant Shares as capital assets within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This summary does not address all aspects of U.S. federal income taxation that may be applicable to U.S. Holders in light of their particular circumstances or to shareholders subject to special treatment under U.S. federal income tax law, such as (without limitation): banks, insurance companies, and other financial institutions; dealers in securities or foreign currencies; regulated investment companies;  traders in securities that mark to market; U.S. expatriates or former long-term residents of the U.S.; non-U.S. persons and entities; tax-exempt entities; persons liable for alternative minimum tax; persons holding Common Shares, Warrants or Warrant Shares as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment; persons holding Common Shares, Warrants or Warrant Shares as a result of a constructive sale; persons holding Common Shares, Warrants or Warrant Shares whose functional currency is not the U.S. dollar; persons who actually, constructively or by attribution own 10% or more of the outstanding Common Shares; or entities that acquire Common Shares, Warrants or Warrant Shares that are treated as partnerships for U.S. federal income tax purposes and investors (i.e., partners) in such partnerships.  This summary does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws.  Furthermore, this summary does not address any aspect of state, local or foreign tax laws or the alternative minimum tax provisions of the Code.

We have not sought, and will not seek, a ruling from the Internal Revenue Service (the “IRS”) as to any U.S. federal income tax consequences described herein.  The IRS may disagree with aspects of this summary, and its determination may be upheld by a court.  The IRS may also challenge our tax reporting, including for example our determinations of the amount of our income and capital gain.

If an entity treated as a partnership holds our Units, Common Shares, Warrants or Warrant Shares, the tax treatment of the partners generally will depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Units, Common Shares, Warrants or Warrant Shares, you should consult your tax advisor.

Prospective purchasers are strongly urged to consult their own tax advisors as to the specific tax consequences of the purchase of Units and the ownership and disposition of our Common Shares, Warrants and Warrant Shares to them, under applicable U.S. federal, state, local and foreign laws and the effect of possible changes in such tax laws.

As used in this summary, the term “U.S. Holder” means a beneficial owner of Units, Common Shares,  Warrants or Warrant Shares that is for U.S. federal income tax purposes: an individual who is a citizen or resident of the U.S.; a corporation (or other entity taxable as a corporation) organized under the laws of the U.S., any state thereof or the District of Columbia; an estate whose income is subject to U.S. federal income taxation regardless of its source; or a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

U.S. Federal Income Tax Consequences of the Purchase of Units

For U.S. federal income tax purposes, the purchase by a U.S. Holder of a Unit will be treated as the acquisition of an “investment unit” consisting of two components:  one Common Share and one-half of one Warrant.  The purchase price for each Unit will be allocated between these two components in proportion to their relative fair market values at the time the Unit is purchased by the U.S. Holder.  This allocation of the purchase price for each Unit will establish a U.S. Holder’s initial tax basis for U.S. federal income tax purposes in the Common Share and the one-half of one Warrant that comprise each Unit.

For this purpose, the Company intends to allocate approximately C$3.60 of the purchase price for the Unit to the Common Share and C$0.75 of the purchase price for each Unit to the one-half of one Warrant.  However, the IRS will not be bound by the Company’s allocation of the purchase price for the Units, and therefore, the IRS or a U.S. court may not respect the allocation set forth above.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the allocation of the purchase price for the Units between the two components.

U.S. Federal Income Tax Consequences of the Exercise and Disposition of Warrants

Exercise of Warrants

A U.S. Holder should not recognize gain or loss on the exercise of a Warrant and related receipt of a Warrant Share.  A U.S. Holder’s initial tax basis in the Warrant Share received on the exercise of a Warrant should be equal to the sum of (a) such U.S. Holder’s tax basis in such Warrant plus (b) the exercise price paid by such U.S. Holder on the exercise of such Warrant.  If, as anticipated, the Company is a passive foreign investment company or “PFIC”, as discussed below, a U.S. Holder’s holding period for the Warrant Share should begin on the date that such U.S. Holder acquired its Units.

Disposition of Warrants

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of a Warrant in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Warrant sold or otherwise disposed of.  If, as anticipated, the Company is a PFIC, any gain will be subject to the rules of Section 1291 of the Code, discussed below.  As noted below under “Sale or Other Taxable Disposition of Common Shares,” such gain or loss will generally be treated as “U.S. source” for purposes of the U.S. foreign tax credit calculations. If, as anticipated, the Company is a PFIC, any gain will be subject to the PFIC rules, discussed below.  Any such loss generally will be a capital loss and will be long-term capital loss if the Warrant is held for more than one year.  Deductions for capital losses are subject to complex limitations under the Code.

The amount realized by a U.S. Holder receiving foreign currency in connection with a disposition of Warrants generally will be equal to the U.S. dollar value of the proceeds received based on the exchange rate applicable on the date of receipt as discussed in “Currency Fluctuations,” below.  If the amounts received in Canadian dollars are converted into U.S. dollars on the date of receipt, U.S. Holders generally should not be required to recognize foreign currency gain or loss in respect of the amounts received.

Expiration of Warrants Without Exercise

Upon the lapse or expiration of a Warrant, a U.S. Holder will recognize a loss in an amount equal to such U.S. Holder’s tax basis in the Warrant.  Any such loss generally will be a capital loss and will be long-term capital loss if the Warrants are held for more than one year.  Deductions for capital losses are subject to complex limitations under the Code.

Certain Adjustments to the Warrants

Under Section 305 of the Code, an adjustment to the number of Warrant Shares that will be issued on the exercise of the Warrants, or an adjustment to the exercise price of the Warrants, may be treated as a constructive distribution to a U.S. Holder of a Warrant if, and to the extent that, such adjustment has the effect of increasing such U.S. Holder’s proportionate interest in the “earnings and profits” or assets of the Company, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to shareholders of the Company). See more detailed discussion of the rules applicable to distributions made by the Company at “Taxation of Dividends” below.

PFIC Definition

Special, and generally unfavorable, tax rules apply to non-U.S. corporations that are treated as PFICs.  A PFIC is generally defined as a corporation that is not organized in the U.S. if, for any taxable year, either (i) 75% or more of its gross income (determined by taking into account its pro rata share of the income of 25% or more owned subsidiaries) is “passive income,” or (ii) the average percentage, by fair market value, of its assets that produce or are held for the production of “passive income” is at least 50% (determined by taking into account its pro rata share of the assets of 25% or more owned subsidiaries).  For this purpose, “passive income” generally includes interest, dividends, rents and royalties, and other similar types of income, as well as gain from the disposition of assets that produce passive income.  The tax rules generally applicable to a PFIC are highly complex and, in some cases, uncertain.

The PFIC rules apply separately to every non-U.S. entity that is treated as a corporation for U.S. federal income tax purposes.  For example, a non-U.S. holding company may be a PFIC, and its subsidiaries may also be separate PFICs.  A stockholder of a non-U.S. corporation that directly or indirectly owns shares in a PFIC will be treated as constructively owning his, her or its proportionate share of the stock of the subsidiary PFIC and will be subject to the PFIC rules with respect to such subsidiary PFIC.  Accordingly, a shareholder may be treated as owning interests in multiple PFICs through the shareholder’s ownership of shares of a single non-U.S. corporation.

Status of the Company and its Non-U.S. Subsidiaries as PFICs

Due to the nature of the Company’s assets and the income that it expects to generate, the Company believes itself to be a PFIC and it expects to be a PFIC for all taxable years prior to the time the Dolores project is in commercial production.  The Company believes that its non-U.S. subsidiaries, each of which will be treated as a separate corporation for U.S. federal income tax purposes, are also PFICs.  It is possible that the Company and its non-U.S. subsidiaries will cease to be PFICs in a future taxable year when the Dolores project is in commercial production.  It is also possible that less than all of these entities will cease to be PFICs in a future taxable year, while the others continue to be PFICs.  As discussed in more detail below, if a U.S. Holder has not made QEF elections or mark-to-market elections (as applicable, as discussed below) with respect to the Company and each of its non-U.S. subsidiaries, even if the Company and its non-U.S. subsidiaries cease to be PFICs in a future taxable year, they will continue to be PFICs with respect to such U.S. Holder.

The determination of whether the Company or a non-U.S. subsidiary will be a PFIC for each taxable year will depend, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether the Company or a non-U.S. subsidiary will be a PFIC for each taxable year will depend on the assets and income of the Company and such non-U.S. subsidiary over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this prospectus supplement.  Accordingly, there can be no assurance that the IRS will not challenge the determination made by the Company or a non-U.S. subsidiary concerning its PFIC status.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding whether the

Company and its non-U.S. subsidiaries will qualify as PFICs for the current taxable year and in subsequent taxable years.

Taxation under the PFIC Rules

There are three separate taxation regimes under the PFIC rules: the qualified electing fund (“QEF”) regime, the mark-to-market regime and the excess distribution regime.  The excess distribution regime is the default regime.  A U.S. Holder who (actually or constructively) holds stock in a foreign corporation during any year in which such corporation is a PFIC is subject to U.S. federal income taxation under one of these three regimes.   As noted above, a sale or disposition of Warrants will be subject to the excess distribution regime, and as discussed below, the QEF Election and the market-to-market election generally will not be available with respect to a Warrant.

Each of these three regimes is highly complex and can result in adverse tax consequences.  You are therefore strongly encouraged to consult your own tax advisor with respect to the application of these regimes to your particular circumstances, including the timing and character of the recognition of income, and the requirements for, and consequences of, making any of the elections discussed below.

The QEF Regime

A U.S. Holder may elect to treat his, her or its shares in a PFIC as an investment in a QEF (such U.S. Holder, an “Electing U.S. Holder”) .  Once made, a QEF election may be revoked only with the consent of the IRS.  Under the QEF regime, the Electing U.S. Holder is treated as receiving an annual distribution of his, her or its pro rata share of: (i) the PFIC’s “net capital gain” (the excess of net long-term capital gain for a taxable year over net short-term capital loss for such year); and (ii) the PFIC’s “ordinary earnings” (the excess of earnings and profits for such taxable year over net capital gain for such year).  An Electing U.S. Holder’s pro rata share of a PFIC’s net capital gains or ordinary earnings is the amount that would have been distributed with respect to the Electing U.S Holder’s stock if, on each day during the taxable year, the PFIC had distributed to each of its shareholders a pro rata share of that day’s ratable share of the PFIC’s ordinary earnings and net capital gain for that year.  For the Electing U.S. Holder’s taxable year in which (or with which) the PFIC’s taxable year ends, the amount treated as a distribution to the Electing U.S. Holder of net capital gain will be taxable to the Electing U.S. Holder as long-term capital gain, and the amount treated as a distribution to the Electing U.S. Holder of ordinary earnings will be taxable to the Electing U.S. Holder as ordinary income.  These amounts are taxable to the Electing U.S. Holder regardless of whether such amounts are actually distributed.  If the U.S. Holder establishes that an amount actually distributed by a PFIC with respect to which a QEF election is in effect is paid out of earnings and profits of the PFIC that were previously included in the U.S. Holder’s income under the QEF rules, such amount is treated as a distribution that is not a dividend.  Accordingly, such amounts are not included in the gross income of the U.S. Holder.

The adjusted tax basis of the Electing U.S. Holder in the shares of a PFIC with respect to which a QEF election is in effect is increased by any amount included in the Electing U.S. Holder’s income under the QEF rules and decreased by any amount distributed with respect to the PFIC shares that is not includible in gross income because it has been previously taxed under the QEF rules noted above.

As noted above, the Company and each of its non-U.S. subsidiaries believe they are PFICs.  A U.S. Holder will be treated as owning its proportionate share of the stock of the Company’s non-U.S. subsidiaries.  If a U.S. Holder only makes a QEF election for the Company, and does not make QEF elections for the Company’s non-U.S. subsidiaries, the U.S. Holder will be treated as owning shares in PFICs, i.e., the Company’s non-U.S. subsidiaries, which are subject to the excess distribution regime discussed below.  The remainder of this discussion of the QEF regime assumes that an Electing U.S. Holder will file separate QEF elections for the Company and for each of its non-U.S. subsidiaries.

QEF elections made for the first taxable year of the Company and each of its non-U.S subsidiaries that includes any portion of the U.S. Holder’s holding period in the Common Shares allow the Electing U.S. Holder to: (i) generally treat any gain realized on the disposition of his, her or its Common Shares as capital gain; (ii) treat his, her or its share of the PFICs’ net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his, her or its share of the PFICs’ annual realized net capital gain and ordinary earnings subject, however, to an interest charge.  If the Electing U.S. Holder is not a corporation, such an interest charge generally would not be deductible.   See below for a discussion of the application of the QEF election to Warrant Shares.

The tax reporting requirements with which a U.S. Holder must comply will depend upon whether QEF elections are made for the first taxable year of the Company and the non-U.S. subsidiaries that includes any portion of the U.S. Holder’s holding period of the Common Shares and/or Warrant Shares.  If the U.S. Holder makes QEF elections in such first year (i.e., timely QEF elections), then the U.S. Holder may make the QEF elections by filing the appropriate documents at the time the U.S. Holder timely files a tax return for such first year and must recognize the amounts of income noted above.  If, however, the U.S. Holder first makes the QEF elections for a subsequent year, then in addition to complying with the reporting and recognition rules of the QEF regime, the U.S. Holder must also report and recognize income pursuant to the excess distribution regime (discussed in “The Excess Distribution Regime” below).  In such circumstances, the U.S. Holder may consider making an additional election, sometimes referred to as a “purging election,” for the taxable year for which the QEF elections are made to recognize any gain that he, she or it would otherwise recognize if the U.S. Holder had sold the Common Shares and/or Warrant Shares on the qualification date.  The “qualification date” is the first day of the PFIC’s first tax year in which it qualified as a QEF with respect to such U.S. Holder.  This additional election can only be made if such U.S. Holder’s holding period for the Common Shares and/or Warrant Shares includes the qualification date.  By making such additional election and recognizing such gain, the U.S. Holder will be deemed to have made timely QEF elections and will have prevented the application of the excess distribution regime.

U.S. Holders of Units should be aware that, under applicable U.S. Treasury regulations a holder of an option, warrant or other right to acquire stock of a PFIC may not make a QEF Election that will apply to the option, warrant or other right or to acquire PFIC stock.  In addition, under applicable U.S. Treasury regulations, if a U.S. Holder holds an option, warrant or other right to acquire stock of a PFIC, the holding period with respect to shares of stock of the PFIC acquired upon exercise of such option, warrant or other right will include the period that the option, warrant or other right was held.

Consequently, if a U.S. Holder of Warrants makes a QEF Election, such election generally will not be treated as a timely QEF Election  (and the rules of Section 1291 of the Code discussed below will continue to apply) with respect to such U.S. Holder’s Warrant Shares.  However, a U.S. Holder of Warrant Shares should be eligible to make a timely effective QEF Election if such U.S. Holder elects in the taxable year in which such Warrant Shares are received to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed below) as if such Warrant Shares were sold on such date at fair market value.  In addition, gain recognized on the sale or other taxable disposition (other than by exercise) of the Warrants by a U.S. Holder will be subject to the rules of Section 1291 of the Code discussed below.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the application of the PFIC rules to the Warrants, the Common Shares, and the Warrant Shares.

The Company intends to supply Electing U.S. Holders with the information necessary to report their interests in the Company (other than interests in the Company represented by Warrants) and its non-U.S subsidiaries as investments in QEFs.

The Mark-to-Market Regime

Under the mark-to-market regime, a U.S. Holder who holds (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC may annually elect to mark such stock to market (a “mark-to-market election”).  PFIC stock generally is marketable if: (1) it is regularly traded on a national securities exchange that is registered with the SEC or on the national market system established under Section 11A of the U.S. Exchange Act of 1934, as amended; or (2) it is regularly traded on any U.S. or non-U.S. exchange or market that the Treasury Department determines to have rules sufficient to ensure that the market price accurately represents the fair market value of the stock.

It is expected that the Company’s Common Shares and Warrant Shares will be marketable stock.  However, the stock of the Company’s non-U.S. subsidiaries will not be marketable.  Accordingly, a mark-to-market election may not be made with respect to the Company’s non-U.S. subsidiaries.  Although this section discusses the rules applicable to the mark-to-market regime, this regime does not generally appear to provide U.S. Holders with favorable results, because the non-U.S. subsidiaries would either be subject to the excess distribution regime (if no elections are made with respect to the subsidiaries) or the QEF regime (if the U.S. Holder makes QEF elections in respect of the subsidiaries).  The combination of a mark-to-market regime applying to the Company and either the excess distribution regime or the QEF regime applying to the non-U.S. subsidiaries may have adverse tax consequences and lead to substantial additional complexity.  For example, a U.S. Holder that has made a mark-to-market election for his, her or its Common Shares could be subject to the excess distribution regime with respect to the income of the Company’s non-U.S. subsidiaries, even though the value of the subsidiary PFICs has already been subject to tax as a result of the mark-to-market election. Similarly, if a U.S. Holder made a mark-to-market election in respect of Common Shares and made QEF elections in respect of the Company’s non-U.S. subsidiaries, that U.S. Holder could be subject to current taxation in respect of income from the lower-tier PFICs the value of which already had been taken into account indirectly via mark-to-market adjustments.  As discussed below, a mark-to-market election may not be made with respect to the Warrants and, consequently, the mark-to-market regime will generally not be available for Warrant Shares until the first taxable year after the taxable year in which a U.S. Holder exercises its Warrants and receives Warrant Shares.

If a mark-to-market election is made for the first taxable year of the Company that includes any portion of the U.S. Holder’s holding period in the Common Shares, such U.S. Holder will not be subject to the excess distribution regime described below for the taxable years of the Company for which the mark-to-market election is effective.  (As mentioned above, the U.S. Holder may still be subject to the excess distribution regime for the Company’s non-U.S. subsidiaries.)  If such an election is made after the first taxable year of the Company that includes any portion of the U.S. Holder’s holding period in the Common Shares, the excess distribution regime, coordinated with the mark-to-market regime, will apply to the U.S. Holder’s interest in the Company for the first taxable year and years prior to such year for which the mark-to-market election is effective.

A U.S. Holder who makes a mark-to-market election includes in income each taxable year, as ordinary income and not capital gain, an amount equal to the excess, if any, of the fair market value of the PFIC shares at the close of the taxable year over such U.S. Holder’s adjusted tax basis in such shares.  Similarly, the U.S. Holder deducts in each taxable year an amount equal to the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the PFIC shares over the fair market value of such shares as of the close of the taxable year, or (ii) the excess, if any, of (A) the mark-to-market gains for the PFIC shares previously included in income by such U.S. Holder for prior tax years, over (B) the mark-to-market losses for the PFIC shares that were previously allowed as deductions for prior tax years.  A U.S. Holder’s adjusted tax basis in the PFIC shares will be increased to reflect any amounts included in income, and decreased to reflect any amounts deducted, as a result of a mark-to-market election.  A mark-to-market election applies for the taxable year in which the election was made, and for each subsequent taxable year, unless the PFIC shares cease to be marketable or the IRS consents to the revocation of the election.

Any mark-to-market election made by a U.S. Holder for the Common Shares will also apply to such U.S. Holder’s Warrant Shares.  As a result, if a mark-to-market election has been made by a U.S. Holder with respect to Common Shares, any Warrant Shares received will automatically be marked-to-market in the year of exercise.  Because a U.S. Holder’s holding period for Warrant Shares includes the period during which such U.S. Holder held the Warrants, however, a U.S. Holder will be treated as making a mark-to-market election with respect to its Warrant Shares after the beginning of such U.S. Holder’s holding period for the Warrant Shares.  Consequently,  the tax regime and interest charge of Section 1291 described below generally will apply to the mark-to-market gain realized in the taxable year in which Warrant Shares are received.  However, the general mark-to-market rules will apply to subsequent taxable years.

The Excess Distribution Regime

If a U.S. Holder does not make a timely QEF election or a mark-to-market election during a taxable year in which the U.S. Holder (actually or constructively) holds shares of a PFIC (a “Non-electing U.S. Holder”), then special rules under Section 1291 of the Code, generally referred to as the excess distribution regime, will apply.  Under this regime, tax liability arises only when certain actual distributions are made by a PFIC, or when the Non-electing U.S. Holder directly or indirectly disposes of shares of the PFIC.

A Non-electing U.S. Holder will be taxed on any excess distributions.  An “excess distribution” can arise either from (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) by the Non-electing U.S. Holder of his, her or its PFIC shares, or (ii) that portion of any actual distribution  made by the PFIC to the Non-electing U.S. Holder during a taxable year that exceeds 125% of the average of actual distributions received in the three preceding taxable years (any amount not in excess of 125% of the average of actual distributions received in the three preceding taxable years will generally be subject to taxation as a dividend as described in “Taxation of Dividends” below).

Once the total amount of the excess distribution has been determined, it is allocated ratably to all days in the holding period of the Non-electing U.S. Holder for his, her or its PFIC shares.  This allocation can result in excess distributions allocated to three types of periods: (i) those amounts allocated to days in prior taxable years for which the corporation was not a PFIC (the “pre-PFIC period”); (ii) those amounts allocated to days in prior taxable years for which the corporation was a PFIC (the “prior-year PFIC period”); and (iii) those amounts allocated to days in the current taxable year (the “current-year PFIC period”).  Those amounts allocated to days in the pre-PFIC period and the current-year PFIC period are totaled and included in the Non-electing U.S. Holder’s income in the current taxable year as ordinary income.  Those amounts allocated to days in the prior-year PFIC period are not included in the Non-electing U.S. Holder’s income.  Instead, those amounts are subject to taxation at the highest applicable tax rate for any prior year to which an amount is allocated, and the amount allocated to a prior year is also subject to an interest charge as if the amount were an underpayment of taxes for the year in question.

If a corporation is a PFIC for any taxable year during which a Non-electing U.S. Holder holds shares of such PFIC, then the corporation will continue to be treated as a PFIC with respect to such shares, even if it no longer meets the definition of a PFIC.  A Non-electing U.S. Holder may terminate this deemed PFIC status by making an election, sometimes referred to as a “purging election,” to recognize gain (which will be taxed under the rules discussed above for Non-electing U.S. Holders) as if such shares had been sold on the last day of the last taxable year for which the corporation was a PFIC.  No such election, however, may be made with respect to Warrants.

As discussed above, it is expected that the Company and each of its non-U.S. subsidiaries will be separate PFICs.  If no QEF election or mark-to-market election is made for these PFICs, the excess distribution regime will apply separately to each entity.  A U.S. Holder may be subject to the excess distribution regime on (i) a distribution with respect to the non-U.S. subsidiary shares to the Company, (ii) a disposition by the Company of the shares of its non-U.S subsidiaries, and (iii) a disposition by the U.S. Holder of Common Shares or Warrant Shares that reduces or terminates the U.S. Holder’s indirect ownership of shares in the Company’s non-U.S. subsidiaries.

Additional PFIC Considerations

Proposed U.S. Treasury regulations would treat certain transfers of shares of a PFIC as taxable (although generally not otherwise taxable), including, for example, certain gifts, transfers at death, and exchanges pursuant to corporate reorganizations. If such transfer were taxable, the basis of the transferred PFIC shares in the hands of the transferee and the basis of any property received in the exchange for such PFIC shares generally would be increased by the amount of gain recognized, but the specific tax consequences to the U.S. Holder and the transferee could vary based on the manner in which the PFIC shares are transferred.

Certain additional adverse rules will apply with respect to a U.S. Holder, regardless of whether such U.S. Holder makes a QEF Election. For example, a U.S. Holder that uses Common Shares, Warrants or Warrant Shares as security for a loan will, except as may be provided in U.S. Treasury regulations, be treated as having made a taxable disposition of such Common Shares, Warrants or Warrant Shares.

Taxation of Dividends

This discussion under the heading “Taxation of Dividends” is subject in its entirety to the PFIC rules discussed above.

Subject to the PFIC rules discussed above, the gross amount of a distribution in respect of  Common Shares or Warrant Shares, including any amounts of Canadian tax withheld on the distribution, will be treated as dividend income to the U.S. Holder to the extent paid out of the Company’s current or accumulated earnings and profits, as determined for U.S. federal income tax purposes.

Dividends from the Company will not be eligible for the dividends received deduction generally allowed to U.S. corporations for dividends received from other U.S. corporations.  Further, if the Company is a PFIC during its taxable year in which the dividend is paid, or during its prior taxable year, then dividends received by a non-corporate U.S. Holder will not be eligible for the preferential tax rates that are generally applicable to certain dividend income of a non-corporate U.S. Holder. To the extent a distribution exceeds the U.S. Holder’s allocable share of the Company’s current and accumulated earnings and profits, the excess will be applied first to reduce the U.S. Holder’s adjusted tax basis in his, her or its Common Shares and/or Warrant Shares, and any remaining excess will constitute gain from the deemed sale or exchange of such shares.

Dividends paid by the Company in Canadian dollars will be included in the income of a U.S. Holder in a U.S. dollar amount as discussed in “Currency Fluctuations,” below.  If the dividends paid in Canadian dollars are converted into U.S. dollars on the date of receipt, U.S. Holders generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.

Foreign Tax Credit

A U.S. Holder who pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares and Warrant Shares generally will be entitled, at the election of such U.S. Holder, to receive either a credit or a deduction for such Canadian income tax paid.  Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.”  In addition, this limitation is calculated separately with respect to specific categories of income.  Dividends paid by the Company generally will constitute “foreign source” income and generally will be categorized as “passive category income.”  The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

Sale or Other Taxable Disposition of Common Shares and/or Warrant Shares

This discussion under the heading “Sale or Other Taxable Disposition of Common Shares” is subject in its entirety to the PFIC rules discussed above.

Subject to the PFIC rules discussed above, upon the sale or other taxable disposition of Common Shares and/or Warrant Shares a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and such U.S. Holder’s tax basis in such Common Shares or Warrant Shares.  Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the Common Shares or Warrant Shares have been held for more than one year.  As discussed in “Currency Fluctuations” below, a U.S. Holder that receives Canadian dollars upon sale or other disposition of Common Shares or Warrant Shares will generally realize an amount equal to the U.S. dollar value of the Canadian dollars upon the date of sale.  If the Canadian dollars are converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the sales proceeds.

Subject to the PFIC rules discussed above, gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules unless the gain is subject to tax in Canada and is resourced as “foreign source” under the Canada-U.S. Tax Convention and such U.S. Holder elects to treat such gain or loss as “foreign source”.

Currency Fluctuations

For U.S. federal income tax purposes, the amount received by a U.S. Holder as payment with respect to a distribution on, or disposition of, Common Shares, Warrants or Warrant Shares, if paid in Canadian dollars, is the U.S. dollar value at the date of the payment, regardless of whether the payment is promptly converted into U.S. dollars. If the Canadian dollars are not converted into U.S. dollars on the date of the payment, the U.S. Holder may recognize additional ordinary income or loss as a result of currency fluctuations between the date on which the payment is made and the date the payment is converted into U.S. dollars.

Backup Withholding and Information Reporting

Information reporting for U.S. federal income tax purposes may apply to distributions made on our Common Shares and Warrant Shares within the U.S. to a non-corporate U.S. Holder and to the proceeds from sales and other dispositions of our Common Shares, Warrants and Warrant Shares by a

non-corporate U.S. Holder to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the U.S. will be subject to information reporting in limited circumstances.  In addition, backup withholding of U.S. federal income tax, currently at a rate of 28%, generally may apply to dividends paid on our Common Shares and Warrant Shares to a non-corporate U.S. Holder and the proceeds from sales and other dispositions of our Common Shares, Warrants and Warrant Shares by a non-corporate U.S. Holder, in each case who:

• fails to provide an accurate taxpayer identification number;

• is notified by the IRS that backup withholding is required; or

• in certain circumstances, fails to comply with applicable certification requirements.

Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability and may entitle that holder to a refund, provided that certain required information is timely furnished to the IRS.

Information Filing Required by Certain United States Holders

A United States Holder may be required to file Form 926 with the IRS if (a) immediately after the exercise of the Warrants, such United States Holder owns, directly or indirectly, at least 10% of the total voting power or the total value of the outstanding shares of the Company or (b) the exercise price of the Warrants, when aggregated with all other transfers of cash by such United States Holder (or any person related to such United States Holder) to the Company within the preceding 12 month period, exceeds U.S.$100,000. A United States Holder that fails to properly and timely file Form 926 with the IRS generally will be subject to a penalty equal to 10% of the amount of cash transferred to the Company (subject to a maximum penalty of U.S.$100,000, unless the failure to file is due to intentional disregard). The Form 926 filing requirement is subject to numerous limitations and exceptions, and each United States Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting requirements that may apply with respect to the exercise of the Warrants.

LEGAL MATTERS

Certain legal matters relating to the offering of the Units will be passed upon on behalf of the Company by Stikeman Elliott LLP, Vancouver, British Columbia, with respect to Canadian legal matters, and by Dorsey & Whitney LLP, Denver, Colorado, with respect to U.S. legal matters, and for the Underwriters by Blake, Cassels & Graydon LLP, Vancouver, British Columbia, with respect to Canadian legal matters and by Shearman & Sterling LLP, Toronto, Ontario, with respect to U.S. legal matters. At the date hereof, partners and associates of Stikeman Elliott LLP own, directly or indirectly, less than 1% of the securities of the Company or any associate or affiliate of the Company. At the date hereof, partners and associates of Blake, Cassels & Graydon LLP own, directly or indirectly, less than 1% of the securities of the Company or any associate or affiliate of the Company.

PRICE RANGE AND TRADING VOLUMES

The Common Shares are listed and posted for trading on the TSX under the symbol “MFL” and NYSE Alternext under the trading symbol “MFN”. The following tables set forth the reported high, low and closing sale prices and the daily average volume of trading of the Common Shares during the 12 months preceding the date of this Supplement.

	Toronto Stock Exchange (prices in Canadian dollars)				NYSE Alternext US (prices in U.S. dollars)
2007	High	Low	Close	Daily Avg. Volume	High	Low	Close	Daily Avg. Volume
December	12.75	9.85	11.22	141,400	12.61	9.81	11.30	254,900

	Toronto Stock Exchange (prices in Canadian dollars)				NYSE Alternext US (prices in U.S. dollars)
2008	High	Low	Close	Daily Avg. Volume	High	Low	Close	Daily Avg. Volume
January	14.05	11.30	11.92	276,609	12.92	10.82	11.89	373,861
February	12.19	9.54	11.34	269,593	12.23	9.47	11.53	393,046
March	13.50	11.29	12.50	238,602	13.62	11.10	12.28	563,621
April	12.62	10.10	10.66	202,998	12.60	9.95	10.68	422,466
May	11.69	9.99	10.13	170,865	11.73	10.02	10.23	283,263
June	10.83	9.41	10.50	128,692	10.69	9.27	10.40	315,372
July	12.15	9.42	10.10	187,614	12.14	9.40	9.98	388,225
August	10.50	7.92	8.40	152,758	10.23	7.44	7.87	415,684
September	9.58	5.62	7.95	241,243	9.38	5.21	7.55	510,578
October	8.60	4.05	5.91	117,389	7.97	3.50	4.85	319,858
November	6.83	3.80	5.39	218,136	5.79	3.20	4.07	327,025

The closing price of the Minefinders Common Shares on the TSX and NYSE Alternext on December 3, 2008 was C$3.96 and U.S.$3.25, respectively.

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed, as of the date hereof, to be incorporated by reference into the accompanying short form base shelf prospectus solely for the purposes of this offering. Other documents are also incorporated, or are deemed to be incorporated, by reference into the accompanying short form base shelf prospectus, and reference should be made to the accompanying short form base shelf prospectus for full particulars thereof.

The following documents which have been filed by the Company with securities commissions or similar authorities in Canada, are also specifically incorporated by reference into, and form an integral part of, the accompanying short form base shelf prospectus, as supplemented by this prospectus supplement:

1.           the unaudited consolidated financial statements of the Company and the notes thereto for the nine month periods ended September 30, 2008 and 2007;

2.           the management’s discussion and analysis for the unaudited consolidated financial statements for the nine month periods ended September 30, 2008 and 2007;

3.           the material change report dated July 25, 2008 announcing a delay of the Company’s first gold and silver pour at its Dolores gold and silver mine in Chihuahua, Mexico;

4.           the management information circular for the annual general meeting of shareholders held on May 9, 2008, as filed on March 30, 2008;

5.           the audited consolidated financial statements of the Company and the notes thereto for the financial years ended December 31, 2007 and 2006, together with the report of the auditors thereon;

6.           the management’s discussion and analysis for the audited consolidated financial statements of the Company for the financial years ended December 31, 2007 and 2006;

7.           the annual information form of the Company for the year ended December 31, 2007, dated March 25, 2008; and

8.           the material change report dated February 14, 2008 announcing an updated economic forecast and independently prepared reserve estimate for its Dolores gold and silver mine in Chihuahua, Mexico.

Any documents of the type referred to above (including material change reports but excluding confidential material change reports), or other disclosure documents required to be incorporated by reference into a prospectus filed under National Instrument 44-101, which are subsequently filed by the Company with securities commissions or similar authorities in the relevant provinces or territories of Canada after the date of this prospectus supplement and until all of the Units are sold shall be deemed to be incorporated by reference into this prospectus supplement. These documents are available through the internet on SEDAR at www.sedar.com. In addition, any report filed or furnished by us with the SEC pursuant to Section 13(a), 13(c) or 15(d) of the U.S. Securities Exchange Act of 1934, as amended, after the date of this prospectus supplement shall be deemed to be incorporated by reference into this prospectus supplement and the accompanying short form base shelf prospectus and the registration statement of which this prospectus supplement and the accompanying short form base shelf prospectus form a part until all of the Units are sold.

Any statement contained in this prospectus supplement, the accompanying short form base shelf prospectus or in a document (or part thereof) incorporated by reference herein or therein, or deemed to be incorporated by reference herein or therein, shall be deemed to be modified or superseded, for purposes of this prospectus supplement, to the extent that a statement contained in this prospectus supplement or in any subsequently filed document (or part thereof) that also is, or is deemed to be, incorporated by reference in this prospectus supplement or in the accompanying short form base shelf prospectus modifies or replaces such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus supplement or the accompanying short form base shelf prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

In addition to the documents specified in the accompanying short form base shelf prospectus under “Documents Filed as Part of the Registration Statement,” (i) the Underwriting Agreement dated December 4, 2008 and (ii) the form of Warrant Indenture has been or will be filed with the SEC as part of the registration statement to which this prospectus supplement relates.

ELIGIBILITY FOR INVESTMENT

In the opinion of Stikeman Elliott LLP, counsel to the Company, and Blake, Cassels & Graydon LLP, counsel to the Underwriters, the Common Shares and the Warrants, if issued on the date hereof, would be qualified investments under the Tax Act and the Regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered education savings plans and registered disability savings plans provided that such Common

Shares or Warrants, as applicable, were, on the date hereof, listed on a designated stock exchange (which currently includes the TSX).

ENFORCEABILITY OF CIVIL LIABILITIES

The Company is a corporation existing under the Business Corporations Act (Ontario). Many of the Company’s directors and officers, and some of the experts named in this prospectus supplement and the accompanying short form base shelf prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of the Company’s assets, are located outside the United States. The Company has appointed an agent for service of process in the United States (as set forth below), but it may be difficult for holders of Common Shares or Warrants who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Common Shares or Warrants who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of its directors, officers and experts under the United States federal securities laws. The Company has been advised by its Canadian counsel, Stikeman Elliott LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws or the securities or “blue sky” laws of any state within the United States, would likely be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. The Company has also been advised by Stikeman Elliott LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

The Company filed with the SEC, concurrently with its registration statement on Form F-10 of which this prospectus supplement is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed DL Services Inc. as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court arising out of or related to or concerning the offering of the Securities under this prospectus supplement.

AUDITORS’ CONSENT

We have read the prospectus supplement of Minefinders Corporation Ltd. (the “Company”) dated December 4, 2008 relating to the sale and issue of Units. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus supplement of our report to the shareholders of the Company, the Consolidated Balance Sheets of the Company as at December 31, 2007 and 2006 and the Consolidated Statements of Operations, Changes in Shareholders’ Equity, and Cash Flows for each of the years in the three-year period ended December 31, 2007. Our report is dated March 5, 2008.

“BDO Dunwoody LLP”

Chartered Accountants

Vancouver, British Columbia
December 4, 2008

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